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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              THE MEXICO FUND, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    592835102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Andrew Pegge                             Jeffry S. Hoffman
Laxey Partners Limited                   Swidler Berlin Shereff Friedman, LLP
Stanley House                            The Chrysler Building
7-9 Market Hill                          405 Lexington Avenue
Douglas                                  New York, NY  10174
Isle of Man IM1 2BF                      (212) 891-9260
011 44 1624 629365

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 22, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------
CUSIP No. 592835102
----------------------------------------------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           THE VALUE CATALYST FUND LIMITED
           NO I.R.S. IDENTIFICATION NO
----------------------------------------------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [X]

                                                                                                          (b) [ ]
----------------------------------------------------------------------------------------------------------------------
3)         SEC Use Only

----------------------------------------------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           OO
----------------------------------------------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                [ ]

----------------------------------------------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           CAYMAN ISLANDS
----------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             0
     Number of
      Shares         8)      Shared Voting Power
   Beneficially              1,250,900 SHARES
     Owned by
       Each          9)      Sole Dispositive Power
     Reporting               0
      Person
        with         10)     Shared Dispositive Power
                             1,250,900 SHARES

----------------------------------------------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           1,250,900 SHARES
----------------------------------------------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           [ ]

----------------------------------------------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           2.8%
----------------------------------------------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IV*
----------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

----------------------------------------------------------------------------------------------------------------------
CUSIP No. 592835102
----------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY INVESTORS LIMITED
          NO I.R.S. IDENTIFICATION NO.
----------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
----------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

----------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          OO
----------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]
----------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH VIRGIN ISLANDS
----------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares
   Beneficially      8)      Shared Voting Power
     Owned by                1,191,100 SHARES
       Each
     Reporting       9)      Sole Dispositive Power
      Person                 0
        With
                     10)     Shared Dispositive Power
                             1,191,100 shares
----------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          1,191,100 SHARES
----------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

----------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          2.6%
----------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IV*
----------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 592835102
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY PARTNERS LIMITED
          NO I.R.S. IDENTIFICATION NO.
----------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
----------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

----------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
----------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]
----------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          ISLE OF MAN
----------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares
   Beneficially      8)      Shared Voting Power
     Owned by                2,543,400 SHARES
       Each
     Reporting       9)      Sole Dispositive Power
      Person                 0
        With
                     10)     Shared Dispositive Power
                             2,543,400 SHARES
----------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          2,543,400 SHARES
----------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]
----------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          5.6%
----------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IV*
----------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 592835102
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          COLIN KINGSNORTH
----------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
----------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

----------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
----------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]
----------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH
----------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares
   Beneficially      8)      Shared Voting Power
     Owned by                2,543,400 SHARES
       Each
     Reporting       9)      Sole Dispositive Power
      Person                 0
        With
                     10)     Shared Dispositive Power
                             2,543,400 SHARES
----------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          2,543,400 SHARES
----------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]
----------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          5.6%
----------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
----------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 592835102
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          ANDREW PEGGE
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]
---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares
   Beneficially      8)      Shared Voting Power
     Owned by                2,543,400 SHARES
       Each
     Reporting       9)      Sole Dispositive Power
      Person                 0
        With
                     10)     Shared Dispositive Power
                             2,543,400 SHARES
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          2,543,400 SHARES
---------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]
---------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          5.6%
---------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
---------------------------------------------------------------------------------------------------------------------

This Amendment No. 1 to the Statement on Schedule 13D amends and supplements Items 3, 4, 5(a-c), 6 and 7 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 1, 2001 (the "Schedule 13D") by Laxey Partners Limited ("Laxey"), The Value Catalyst Fund Limited ("Catalyst"), Laxey Investors Limited ("LIL"), Colin Kingsnorth ("Kingsnorth") and Andrew Pegge ("Pegge", collectively with Laxey, Catalyst, LIL and Kingsnorth, the "Reporting Persons"), with respect to the shares of Common Stock, par value $1.00 per share (the "Common Stock"), of The Mexico Fund, Inc. (the "Fund").

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                  -------------------------------------------------

Item 3 is hereby amended and restated in its entirety to read as follows:

The funds used to purchase the shares of Common Stock described in this statement were acquired through open market purchases and were derived from Catalyst's and LIL's investment capital and funds provided by a discretionary account managed for an unaffiliated third party (the "Account"). The aggregate amount of the funds used to purchase all of the shares purchased by Catalyst, LIL and the Account is $21,250,980, $21,348,752 and $1,871,107, respectively.

ITEM 4.           PURPOSE OF TRANSACTION
                  ----------------------

Item 4 is hereby amended to add the following information:

The Reporting Persons have previously disclosed that one or more of them may submit a stockholder proposal for consideration by the Fund's stockholders at the 2002 Annual Meeting of Stockholders and for inclusion in the Fund's proxy statement relating thereto. On October 22, 2001, Laxey sent a letter to the Fund, a copy of which is attached hereto as an exhibit and incorporated herein by reference, in which Laxey requested that the Fund include in its proxy statement relating to the 2002 Annual Meeting of the Stockholders, a proposal to terminate the Investment Advisory and Management Agreement between the Fund and Impulsora del Fondo Mexico, S.A. de C.V. within sixty (60) days after the 2002 Annual Meeting of the Stockholders. As indicated in Laxey's letter to the Fund, the request was made in accordance with provisions in the Fund's Bylaws which allow stockholders to make such requests.

Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER
                  ------------------------------------

Items 5(a) and 5(b) below are hereby amended and restated in their entirety and
Item 5(c) is hereby amended to supplement the original Item 5(c) as follows:

(a) As of the date hereof, Catalyst, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 1,250,900 shares of Common Stock, which represent approximately 2.8% of the issued and outstanding Common Stock of the Fund. As of the date hereof,

         LIL, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 1,191,100 shares of Common Stock, which represents approximately 2.6% of the issued and outstanding shares of the Common Stock. In addition, as of the date hereof, Laxey, Kingsnorth and Pegge are the beneficial owners, through Laxey's discretionary authority over the Account, of the 101,400 shares of Common Stock held in the Account, which represents approximately 0.2% of the issued and outstanding shares of the Common Stock. The Account is terminable at any time by the third party, for which the account is held, upon providing written notice to Laxey. Accordingly, Laxey, Kingsnorth and Pegge are, as of the date hereof, beneficial owners of an aggregate of 2,543,400 shares of Common Stock, constituting approximately 5.6% of the shares of Common Stock outstanding. No other person identified in Item 2 beneficially owns any shares of Common Stock.

(b) As of the date hereof, Laxey, Kingsnorth and Pegge share with Catalyst the power to vote and dispose of 1,250,900 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LIL the power to vote and dispose of 1,191,100 shares of Common Stock. In addition, as of the date hereof, Laxey, Kingsnorth and Pegge have sole voting and dispository power with respect to the 101,400 shares of Common Stock held in the Account. Accordingly, Laxey, Kingsnorth and Pegge, as of the date hereof, have voting power and dispositive power over an aggregate of 2,543,400 shares of Common Stock, constituting approximately 5.6% of the shares of Common Stock outstanding. No other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.

(c) During the past sixty (60) days, Laxey Partners Limited, using funds provided by and held in the Account, engaged in the following open market purchases of Common Stock.

-----------------------------------------------------------------------------------------------------------------
       DATE OF PURCHASE            NUMBER OF SHARES OF COMMON STOCK BOUGHT            PRICE PAID/SHARE
-----------------------------------------------------------------------------------------------------------------
           08/23/01                                 3,700                                   $18.44
-----------------------------------------------------------------------------------------------------------------
           08/28/01                                18,800                                    18.49
-----------------------------------------------------------------------------------------------------------------
           08/29/01                                14,700                                    18.53
-----------------------------------------------------------------------------------------------------------------
           08/31/01                                20,000                                    18.52
-----------------------------------------------------------------------------------------------------------------
           09/04/01                                 8,800                                    18.24
-----------------------------------------------------------------------------------------------------------------
           09/20/01                                 2,800                                    14.81
-----------------------------------------------------------------------------------------------------------------
           09/24/01                                 2,100                                    14.56
-------------------------------- -------------------------------------------- ----------------------------------

No separate transactions were undertaken by Catalyst, LIL, Kingsnorth or Pegge during the above time period.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety to read as follows:

Pursuant to certain agreements dated June 26, 2000, November 3, 2000 and July 5, 2001, respectively, Laxey is the exclusive investment manager to Catalyst, LIL and the Account.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit A. Letter, dated October 22, 2001, from Laxey Partners Limited to The Mexico Fund, Inc.

                                   SIGNATURES



         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated:  October 23, 2001

                            THE VALUE CATALYST FUND LIMITED


                            By: /s/ Elizabeth Tansell
                                --------------------------------------
                                Name:     Elizabeth Tansell
                                Title:    Director


                            LAXEY INVESTORS LIMITED



                            By: /s/ Andrew Pegge
                                --------------------------------------
                                Name:     Andrew Pegge
                                Title:    Director


                             LAXEY PARTNERS LIMITED



                             By: /s/ Andrew Pegge
                                --------------------------------------
                                 Name:     Andrew Pegge
                                 Title:    Director


                             /s/ Colin Kingsnorth
                             -----------------------------------------
                             Colin Kingsnorth




                             /s/ Andrew Pegge
                             -----------------------------------------
                             Andrew Pegge

                                    EXHIBIT A



                            LETTER TO THE MEXICO FUND

                               LAXEY PARTNERS LTD.
                         Stanley House, 7-9 Market Hill
                          Douglas, Isle of Man, IM1 2BF
                       Tel: 01624 690900 Fax: 01624 623819
                              www.laxeypartners.com
                              ---------------------




October 22, 2001



VIA HAND DELIVERY
-----------------
Mr. Samuel Garcia-Cuellar,
Secretary,
The Mexico Fund, Inc.
1775 Eye Street, N.W.
Washington, D.C.  20006-2401

RE:      THE MEXICO FUND, INC.: STOCKHOLDER PROPOSAL NOTICE
-----------------------------------------------------------

Dear Mr. Cuellar,

In accordance with the notice provisions set forth in Section 10(c) of the bylaws of The Mexico Fund, Inc. (the "Fund") and pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, we hereby request that a proposal to terminate the Investment Advisory and Management Agreement dated December 1, 1990, as amended and restated June 16, 1998, by and between the Fund and Impulsora del Fondo Mexico, S.A. de C.V. (the "Investment Advisory Agreement") be submitted to the Fund's shareholders at the next annual meeting of shareholders. We also request that our proposal and supporting statement be included in the Company's proxy statement that is to be filed with the Securities and Exchange Commission, in connection therewith. We are managers of The Value Catalyst Fund Limited and Laxey Investors Limited and a discretionary managed account for an unaffiliated third party, the holders of an aggregate of 2,543,400 shares of the Fund's Common Stock as of October 22, 2001. We have continuously held the required number of shares for the one-year period ending on the date hereof, and we intend to continue ownership of our shares through the date of the Fund's next annual meeting.

Our proposal and supporting statement to be presented to shareholders at the 2002 Annual Meeting is as follows:

          "RESOLVED: The Investment Advisory and Management Agreement between Impulsora del Fondo Mexico, S.A de C.V. and the Fund shall be terminated in accordance with its terms, effective within 60 days after the 2002 Annual Meeting."

SUPPORTING STATEMENT: As significant Fund shareholders, we have a vested interest in the Fund's performance and management decisions relating to shareholder value.

The Fund filed an application with the U.S. Securities and Exchange Commission ("SEC") in March 2001 and is seeking approval for conducting periodic in-kind repurchases of the Fund's outstanding shares each year at 98% of Net Asset Value ("NAV"). The Fund has outlined a proposal to offer a very limited facility to shareholders of approximately 5% annually and we do not believe that the Fund's proposed program, as outlined in the application, provides an adequate facility for the Fund's shareholders. We concur that Fund shareholders desire the opportunity to receive 98% of NAV for their shares. However, the Fund's attempt to limit the required repurchases to approximately 5% annually does not provide meaningful liquidity to the Fund's shareholders and we believe does not address the current wish of shareholders. We believe that a mechanism which would provide liquidity with respect to at least 50% of the Fund's outstanding shares would be supported by the majority of shareholders. Moreover, approval by the SEC of the Fund's application may take a substantial period of time, may require significant changes in the application as submitted by the Fund or may be rejected altogether after an extended review period. We believe it is imperative that the Fund develop a program which can be implemented in a significantly shorter time frame. Since the announcement by the Fund we believe that it is likely there has been a significant change in the shareholder base of the Fund towards shareholders who have reacted to the statements made by the Fund with regard to a repurchase facility at 98% of NAV. Any further delay in implementation of a facility to create substantially greater liquidity for shareholders than the Fund's current 5% proposal is likely to lead to ever more radical restructurings of the Fund. We believe that Impulsora del Fondo Mexico, S.A. de C.V., the current investment advisor ("Impulsora"), has not acted in a manner which would expediently and effectively allow the shareholders of the Fund to maximize their investment. Thus, we seek to terminate the current Investment Advisory Agreement with Impulsora.

Information regarding our addresses, telephone number and ownership of beneficial shares of the Fund is attached hereto as Annex A. A copy of a statement of beneficial ownership on Schedule 13D with an event date of July 31, 2001 is also attached hereto.

If you would like to discuss this matter further, please do not hesitate to call me.


Sincerely,

/s/ Andrew Pegge

LAXEY INVESTORS LIMITED

------------------------------------
Name:    Andrew Pegge
Title:   Director

                                     ANNEX A
                             STOCKHOLDER INFORMATION

The name, address, telephone number and the number of shares of common stock beneficially owned for each stockholder is as follows:

The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"):
-----------------------------------------------------------------------

Catalyst is a private investment company formed in May 2000 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of Catalyst's principal business and principal office is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. As of October 22, 2001, Catalyst is the beneficial owner of 1,250,900 shares of the Fund.

Laxey Investors Limited, a British Virgin Islands company ("LIL"):
------------------------------------------------------------------

LIL is a private investment company formed in March 1999 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of LIL's principal business and principal office is Akara Building, 24 De Castro Street, Wickams Cay I, Road Town, Tortola, British Virgin Islands. As of October 22, 2001, LIL is the beneficial owner of 1,191,100 shares of the Fund.

Laxey Partners Limited, an Isle of Man company ("Laxey"):
---------------------------------------------------------

Laxey is the investment manager for each of Catalyst and LIL, subject to the overall control of the directors of each of these entities. Formed in November 1998, Laxey is a global active value fund manager specializing in arbitrage-led investment. The address of Laxey's principal business and principal office is Stanley House, 7-9 Market Hill, Douglas, Isle of Man 1M1 2BF. Their telephone number is 01624-690-900. As of October 22, 2001, Laxey is the beneficial owner of 2,543,400 shares of the Fund.

Colin Kingsnorth, a British citizen ("Kingsnorth"); and Andrew Pegge, a British
--------------------------------------------------------------------------------
citizen ("Pegge" and, collectively with Catalyst, LIL, Laxey, and Kingsnorth,
--------------------------------------------------------------------------------
the "Stockholders"):
--------------------------------------------------------------------------------

Each of Messrs. Kingsnorth and Pegge own one half of the outstanding equity of Laxey. Kingsnorth's principal occupation is that of portfolio manager and director of Laxey. His business address is 28 Chelsea Wharf, Lots Road, London, SW10 0QJ, United Kingdom. Pegge's principal occupation is also that of portfolio manager and director of Laxey and his business address is Stanley House, 7-9 Market Hill, Douglas, Isle of Man, IM1 2BF, United Kingdom. Their telephone numbers are 0207-349-5566 and 01624-69-0900, respectively. As of October 22, 2001, each of Messrs. Kingsnorth and Pegge is the beneficial owner of 2,543,400 shares of the Fund.